Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

THIRD QUARTER ENDED SEPTEMBER 30, 2012

Buenos Aires, Argentina, November 9, 2012 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter ended September 30, 2012.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2012

•	Net income for the third quarter ended September 30, 2012, amounted to Ps. 347.2 million or Ps. 0.28 per share, equivalent to Ps. 2.80 per ADS.

•

This result was mainly attributable to the income derived from our interest in Banco Galicia (the “Bank”) (Ps. 323.1 million), in Sudamericana Holding S.A. (Ps. 30.0 million) and from the deferred tax adjustment (Ps. 6.7 million) partially offset by administrative and financial expenses of Ps. 18.7 million.

•	During the third quarter ended September 30, 2012 the Bank recorded a net income of Ps. 340.4 million, higher than the Ps. 265.3 million corresponding to the third quarter of FY 2011.

•

This growth, when compared to the third quarter of FY 2011, was a consequence of a significant increase in the operating income, more than offsetting the increase of administrative expenses; thus, reflecting an improvement in the efficiency ratio.

•	As of September 30, 2012, the Bank’s market share of loans to the private sector was 8.52%. In terms of deposits from the private sector, the market share was 8.83%.

Press Release | 3° Q 2012	Grupo Financiero | Galicia S.A. 1

•	The table below shows the results per share information, based on Grupo Financiero Galicia’s financial statements.

	In pesos
	FY 2012	FY 2011	Nine months ended at
	3rd Q	3rd Q
Earnings per share	09/30/12	09/30/11	09/30/12	09/30/11
Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	3.626	2.575	3.626	2.575
Book Value per ADS (1ADS = 10 ordinary shares)	36.260	25.750	36.260	25.750
Earnings per Share	0.280	0.222	0.780	0.606
Earnings per ADS (1 ADS = 10 ordinary shares)	2.800	2.220	7.800	6.060

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 2.86% on average assets and of 32.10% on average shareholders’ equity.

	Percentages
	FY 2012	FY 2011	Nine months ended at
	3rd Q	3rd Q
Profitability	09/30/12	09/30/11	09/30/12	09/30/11
Return on Average Assets (Annualized)	2.86	2.9	2.81	2.91
Return on Average Shareholders Equity (Annualized)	32.10	35.63	32.33	35.41

NET INCOME BY BUSINESS

	In millions of pesos
	FY 2012		Nine months ended at
	3rd Q	2nd Q
Net Income by Business	09/30/12	06/30/12	09/30/12	06/30/12
Income from stake in Banco Galicia (94.9%)	323.1	312.5	892.2	569.1
Income from stake in Sudamericana Holding (87.5%)	30.0	22.6	73.3	43.3
Income from stake in Compañía Financiera Argentina (3%)	2.0	1.4	4.7	2.7
Income from stake in other companies	4.1	0.5	4.4	0.3
Deferred tax adjustment in Banco Galicia’s subsidiaries	6.7	15.6	38.7	32.0
Other Income GFG	(18.7)	(13.5)	(45.3)	(26.6)

Net Income for the period	347.2	339.1	968.0	620.8

2 Grupo Financiero | Galicia S.A.	Press Release | 3° Q 2012

•	“Income from stake in Sudamericana Holding” includes the results from our interest in such company as of September 30, 2012.

•

The account “Income from Insurance Activities” included in the consolidated Income Statement, mainly includes premiums net of claims and production costs. The other results (financial, administrative and taxes) were consolidated in the corresponding accounts.

•	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

•

The “Deferred tax Adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

•	“Other income GFG” for the third quarter 2012 mainly includes administrative expenses for Ps. 7.9 million and financial expenses for Ps. 10.1 million.

Press Release | 3° Q 2012	Grupo Financiero | Galicia S.A. 3

CONFERENCE CALL

On Monday, November 12, 2012, at 11:00 A.M. Eastern Standard Time (13:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The call-in number is: 719-325-2177—Passcode: 4784903.

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

4 Grupo Financiero | Galicia S.A.	Press Release | 3° Q 2012

SELECTED FINANCIAL INFORMATION — CONSOLIDATED DATA*

	In millions of pesos
	09/30/12	06/30/12	03/31/12	12/31/11	09/30/11
Cash and due from banks	7,296.7	6,636.5	6,272.1	6,418.9	6,902.2
Goverment and Corporate Securities	5,047.9	5,210.7	6,114.4	5,230.9	3,765.0
Net Loans	36,505.9	34,184.0	32,099.7	30,904.5	28,311.1
Other Receivables Resulting from Financial Brokerage	5,821.4	5,137.3	5,392.3	5,013.8	3,638.8
Equity Investments in other Companies	80.4	65.3	52.2	56.2	55.7
Bank Premises and Equipment, Miscellaneous and Intangible Asset	2,254.3	2,113.2	2,020.7	1,920.6	1,744.0
Other Assets	2,017.5	1,819.2	1,753.7	1,648.1	1,839.2

TOTAL ASSETS	59,024.1	55,166.2	53,705.1	51,193.0	46,256.0

Deposits	35,155.7	33,236.8	32,325.6	30,135.1	28,531.5
Other Liabilities Resulting from Financial Brokerage	15,141.5	13,945.4	13,663.0	13,927.1	11,058.7
Subordinated Negotiable Obligations	1,099.9	1,053.1	1,000.0	984.4	958.1
Other Liabilities	2,465.4	2,163.6	2,308.7	2,065.5	2,031.2
Minority Interes	659.7	612.6	574.5	529.3	480.1

TOTAL LIABILITIES	54,522.2	51,011.5	49,871.8	47,641.4	43,059.6

SHAREHOLDERS’ EQUITY	4,501.9	4,154.7	3,833.3	3,551.6	3,196.4

INFLATION AND EXCHANGE RATE
Retail Price Index (%)**	2.59	2.38	2.61	2.08	2.48
Wholesale Price Index (%)**	3.08	3.18	3.16	2.81	3.08
C.E.R. (%)**	2.41	2.59	2.48	2.12	2.34

Exchange Rate ($/U$S)***	4.6942	4.5253	4.3785	4.3032	4.2045

*	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 — Law 19550).
**	Variation within the quarter.
***	Last working day of the quarter. Source B.C.R.A. — Comunique “A” 3500 — Reference Exchange Rate

Press Release | 3° Q 2012	Grupo Financiero | Galicia S.A. 5

SELECTED FINANCIAL INFORMATION — CONSOLIDATED DATA*

	In millions of pesos
Quarter ended:	09/30/12	30/06/2012	03/31/12	12/31/11	09/30/11
FINANCIAL INCOME	2,312.6	2,226.1	2,051.0	1,907.4	1,519.9
Interest on Cash and Due From Bank	—	0.1	—	0.1	0.2
Interest on Loans to the Financial Sector	14.8	11.9	14.1	12.3	6.6
Interest on Overdrafts	192.7	163.0	155.0	158.8	100.4
Interest on Notes	368.7	267.1	286.5	273.8	196.1
Interest on Mortgage Loans	30.0	29.5	30.4	29.6	27.3
Interest on Pledge Loans	8.6	8.1	8.3	7.7	6.3
Interest on Credit Card Loans	723.8	722.2	656.2	522.2	421.2
Interest on Financial Leases	30.8	29.1	31.6	31.0	24.0
Interest on Other Loans	646.8	620.0	577.5	545.3	484.5
Net Income from Government and Corporate Securities	259.5	273.1	216.6	300.7	205.1
Net Income from Options	6.0	—	0.4	—	—
On Other Receivables Resulting from Financial Brokerage	9.9	10.8	10.8	10.1	10.6
Net Income from Guaranteed Loans-Decree 1387/01	1.0	1.0	0.9	0.9	1.8
Adjustment by application of adjusting index	0.3	0.2	0.2	0.3	0.7
Quotations Differences on Gold and Foreign Currency	—	—	—	(21.5)	(2.2)
Other	19.7	90.0	62.5	36.1	37.3
FINANCIAL EXPENSES	994.1	891.8	880.4	721.5	587.2
Interest on Saving Accounts Deposits	1.0	1.3	1.5	1.1	2.1
Interest on Time Deposits	524.5	468.2	529.5	453.2	310.6
Interest on Interbank Loans Received ( Call Money Loans)	1.3	2.4	2.8	2.2	0.1
Interest on Loans from Financial Sector	13.3	13.0	15.6	14.9	10.5
For Other Liabilities resulting from Financial Brokerage	159.1	137.2	122.3	116.0	99.8
Interest on Subordinated Negotiable Obligations	31.5	29.6	28.9	28.3	27.7
Other interest	19.0	14.0	13.7	6.6	4.8
Net Income from Options	—	—	—	0.1	—
Adjustment by application of adjusting index	0.1	—	—	—	0.1
Contributions to the Deposit Insurance Fund	14.6	14.1	13.1	12.7	11.9
Quotations Differences on Gold and Foreign Currency	67.7	60.8	10.6	4.1	—
Other	162.0	151.2	142.4	82.3	119.6
GROSS BROKERAGE MARGIN	1,318.5	1,334.3	1,170.6	1,185.9	932.7
PROVISIONS FOR LOAN LOSSES	341.3	348.7	255.6	271.6	205.5
INCOME FROM SERVICES, NET	831.0	742.2	728.4	690.5	626.8
INCOME FROM INSURANCE ACTIVITIES	172.2	156.6	133.0	120.0	163.0
ADMINISTRATIVE EXPENSES	1,485.3	1,405.4	1,291.0	1,162.9	1,124.3
Personnel Expenses	821.3	798.4	740.8	636.5	614.2
Directors’ and Syndics’ Fees	4.9	4.4	4.3	5.4	3.6
Other Fees	63.0	55.0	48.7	55.2	51.5
Advertising and Publicity	101.9	83.6	71.5	83.2	83.2
Taxes	111.2	109.0	94.6	84.8	84.9
Depreciation of Premises and Equipment	29.0	27.3	26.5	24.4	24.5
Amortization of Organization and Development Expenses	51.2	46.7	44.2	35.0	27.3
Other Operating Expenses	188.5	171.8	162.4	142.7	141.5
Other	114.3	109.2	98.0	95.7	93.6
MINORITY INTEREST	(47.2)	(48.7)	(48.3)	(49.8)	(42.2)
INCOME FROM EQUITY INVESTMENTS	32.3	27.1	20.6	32.7	51.3
NET OTHER INCOME	79.3	61.1	26.5	122.1	68.5
INCOME TAX	212.3	179.4	202.5	311.8	195.1
NET INCOME	347.2	339.1	281.7	355.1	275.2

*	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 — Law 19550).

6 Grupo Financiero | Galicia S.A.	Press Release | 3° Q 2012